UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-12713

NIPPON DENKI KABUSHIKI KAISHA

(Exact name of registrant as specified in its charter)

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku

Tokyo 108-8001, Japan

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, without par value

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

Part I

Item 1.	Exchange Act Reporting History

A.

On June 17, 2008, NEC Corporation (the “Company”, “we” or “our”) consented to the entry by the Securities and Exchange Commission (the “SEC”) of an order revoking the registration of our common stock under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which previously was listed and traded in the United States in the form of American Depositary Shares, pursuant to Section 12(j) of the Exchange Act.

On March 17, 2020, we filed a registration statement on Form 20-F, followed by a revised registration statement on May 14, 2020 and subsequent amendments on Form 20-F/A on June 9, 2020 and June 22, 2020. Our registration statement was declared effective by the staff of the SEC on June 29, 2020, resulting in the registration of our common stock under Section 12(g) of the Exchange Act and subjecting us to the reporting obligations of Section 13(a) of the Exchange Act.

B.

The Company has filed or submitted all reports required under Section 13(a) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this form. The Company has filed one annual report on Form 20-F under section 13(a) of the Exchange Act, on June 30, 2020.

Item 2.	Recent United States Market Activity

Prior to the registration statement on Form 20-F that was declared effective by the staff of the SEC on June 29, 2020 (as described in Item 1.A. above), a registration statement on Form F-6 for an unsponsored ADR facility was filed by Citibank, N.A. on April 19, 2016 for the registration of 50,000,000 American Depositary Shares, each representing the right to receive five ordinary shares of common stock of the Company. On May 4, 2016, Citibank, N.A. filed a post-effective amendment on Form F-6/A to de-register the 50,000,000 American Depositary Shares, none of which had been issued prior to the de-registration.

Item 3.	Foreign Listing and Primary Trading Market

A.

The Company has maintained a listing of its common stock on the First Section of the Tokyo Stock Exchange (the “TSE”), in Tokyo, Japan, which constitutes the primary trading market for the common stock.

B.

The Company’s common stock was initially listed on the TSE in May 1949. The Company has maintained the listing of its common stock on the TSE since that date, including during the 12 months preceding the filing of this form.

C.

The percentage of trading in the Company’s common stock that occurred in Japan for the 12-month period from June 1, 2020 and ended on May 31, 2021 was 96.3% of the worldwide trading volume. The trading market for the Company’s common stock in Japan was larger than the trading market in the United States over this period.

Item 4.	Comparative Trading Volume Data

A.

The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) started on June 1, 2020 and ended on May 31, 2021 (the “Applicable Period”).

B.

The average daily trading volume (“ADTV”) of the Company’s common stock in the United States for the Applicable Period was 113,233 shares. The ADTV of the Company’s common stock on a worldwide basis for the Applicable Period was 477,968,136 shares.

C.

The ADTV of the Company’s common stock in the United States for the Applicable Period was 0.0% of the ADTV of its common stock worldwide for the Applicable Period.

D.

On October 17, 2007, NASDAQ Stock Market LLC filed a Form 25 on EDGAR to provide notification of the delisting of the Company’s American Depositary Shares. The delisting took effect on October 28, 2007 (with October 26, 2007 as the last day of trading). The ADTV of the Company’s common stock in the United States for the period from October 29, 2006 to October 28, 2007 as a percentage of the ADTV of the Company’s common stock on a worldwide basis for such period was 9.1%.

E.

The Company terminated its sponsored ADR facility regarding its common stock effective March 31, 2010. The ADTV of the Company’s common stock in the United States for the period from April 1, 2009 to March 31, 2010 as a percentage of the ADTV of the Company’s common stock on a worldwide basis for such period was 0.1%.

F.

The source of the trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 is Bloomberg L.P.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A.

The Company published its notice, required by Rule 12h-6(h), disclosing its intent to terminate its duty to file reports under section 13(a) of the Exchange Act, by means of an English-language press release issued on its website on June 30, 2021.

B.

The press release described in Item 7.A. was published on the Company’s website and submitted via EDGAR under cover of a Form 6-K on June 30, 2021. The Company also submitted the press release to Business Wire on June 30, 2021.

Item 8.	Prior Form 15 Filers

Not applicable.

Part II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website at https://www.nec.com/en/global/ir/

Part III

Item 10.	Exhibits

None.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Nippon Denki Kabushiki Kaisha has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Nippon Denki Kabushiki Kaisha certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

NEC Corporation

By:	/s/ Naoko Taniguchi
	Name:	Naoko Taniguchi
	Title:	General Manager, Legal Division

Date: June 30, 2021